

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 13, 2017

Via E-Mail
Ms. Thanh H. Lam
Chief Executive Officer
Nova Lifestyle, Inc.
6565 E. Washington Blvd.
Commerce, CA 90040

> **Re:** **Nova LifeStyle, Inc.**
> **Form 10-K**
> **Filed April 14, 2017**
> **File No. 001-36259**

Dear Ms. Lam:

We have completed our review of your filing in connection with effectiveness of your Form S-3 on October 12, 2017. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction